UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May 2007

Commission File Number: 000-22628

ARCADIS N.V.

(Translation of registrant’s name into English)

Nieuwe Stationsstraat 10

6811 KS Arnhem

The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

ARCADIS NV Nieuwe Stationsstraat 10
P.O. Box 33
6800 LE Arnhem
The Netherlands
PRESS RELEASE	Tel +31 26 3778 292
Fax +31 26 4438 381
www.arcadis-global.com

EXCELLENT FIRST QUARTER PERFORMANCE FOR ARCADIS

•      Gross revenue increased 16%; and at 14%, organic growth is at a high level

•      Strong organic growth in all service areas, with environment up 20%

•      All regions contributed to growth, most notably the United States and Brazil

•      Margin improved further

•      Net income from operations increased 35%

•      Outlook for full year 2007 remains positive

ARNHEM, THE NETHERLANDS – May 8, 2007 – ARCADIS (NASDAQ: ARCAF, EURONEXT: ARCAD), the international consultancy and engineering company, today announced excellent results for the first quarter of 2007. Gross revenue increased 16% to € 332 million. Organic growth was strong at 14%. All three service areas contributed to this strong growth. Most notably in environment, where the 20% organic growth underlined ARCADIS strong position in that market. Geographically, the United States and Brazil were the most prominent contributors to growth in the period. Favorable developments continued in the Netherlands, while growth clearly increased in the remaining European countries. Net income from operations was 35% higher at € 12.8 million (2006: € 9.4 million), mainly as a result of activity growth, further margin improvement and the sale of carbon credits in Brazil.

In the quarter, several smaller acquisitions were completed to strengthen existing home market positions. In the Netherlands, BFB (gross revenue € 6 million, 65 employees) a specialist in cost management for buildings was acquired through PRC. In Germany, a consultancy for facility management was added (HL-S: gross revenue € 2 million, 20 employees), while in Belgium a consultancy specialized in environmental impact assessments was acquired (Aeolus: gross revenue € 2.3 million, 25 employees). At the end of March, the Company completed the sale of Euroconsult (gross revenue € 33 million, 125 employees). The divestiture was pursued because activities in the donor-financed market no longer fit with the ARCADIS strategy. The book gain was nil.

CEO Harrie Noy about the results: “We are very happy with the high level of organic growth and the further improvement of margins. This demonstrates that our strategy to concentrate on activities with more growth potential, higher in the value chain, is yielding results. Internal cooperation, directed at generating synergy, as well as the entrepreneurship of our employees, have allowed us to grow our market share, especially in the environmental market. In the United States we capitalized on the integration of BBL with a positive effect on gross revenue and productivity. In early 2007, we won a framework contract valued at $150 million for the protection of New Orleans, demonstrating that ARCADIS is in an excellent position for the water management market which is growing as a result of climate change.”

Key figures

Amounts x € 1 million, unless otherwise noted

	First quarter
	2007	2006	Δ
Gross revenue	332	287	16%
EBITA	22.6	16.1	40%
Net income	11.6	9.0	28%
Net income per share (in €) (1)	0.57	0.45	27%
Net income from operations (2)	12.8	9.4	35%
Net income from operations per share (in €) (1),(2)	0.63	0.47	34%

(1)          In 2007 based on 20.4 million shares outstanding (in 2006: 20.2 million)

(2)          Before amortization and non-operational items

Analysis

The gross revenue growth of 16% was negatively impacted by the decline of the U.S. dollar and to a lesser extent the Brazilian real. Excluding currency effects, gross revenue rose 20%. The contribution from acquisitions was 6%, while strong organic growth of 14% originated from all regions. The contribution from the United States was the largest with organic growth at a level of 15% followed by South America, where both Brazil and Chile saw strong activity growth. In the Netherlands, organic growth continued at a good level of 7%, while in other European countries organic growth improved to 9%.

EBITA rose 40%. Acquisitions contributed 14%; the currency effect was 7% negative. The organic growth was 33%. This growth includes a contribution of € 1.9 million from the sale of carbon credits, from the biogas plant at the Bandeirantes solid waste dump site in Brazil. Excluding this contribution, EBITA organically increased by 21%. The margin, (EBITA as a percentage of net revenue) improved to 8.8% (excluding carbon credits) against 7.9% in the same period last year.

Net income from operations rose 35%. This is somewhat less than the increase in EBITA, particularly as a result of the associated companies and minority interest. The associated companies delivered a slightly negative contribution as a result of difficulties in several Brazilian energy projects. Minority interest rose as a result of favorable operational results in Brazil, where ARCADIS owns slightly more than 50%.

Developments per service area

Figures noted below concern gross revenues for the first three months of 2007 compared to the same period last year.

•                  Infrastructure

Gross revenue rose 11%. Acquisitions contributed 3%, the currency effect was negative at 3%. Organic growth amounted to 11%. In Brazil, again strong activity growth was achieved as a result of a high level of investment in both the public and private sectors.   Despite current pressures affecting land development, organic growth in the United States was at a good level. Gross revenue from the New Orleans contract was still limited. In the Netherlands, growth continued at slightly lower levels, while in Belgium and France activities also increased.

•                  Environment

Gross revenue increased 15%. The contribution from acquisitions of 2% mainly came from the acquisition of Ecolas in Belgium. Because many environmental activities take place in the United States, the decline of the dollar had a large negative effect of 8%. Organic growth amounted to more than 20%, of which 2% as a result of the sale of carbon credits. The strongest contribution came from the United States. As a result of advanced technology, special products such as GRiP®, synergies with BBL and services to multinationals, the Company’s market share is increasing. Also Brazil and to a lesser extent Germany, the United Kingdom and Poland contributed to the increase.

•                  Facilities

Gross revenue increased by 30%, of which 20% was a result of acquisitions. This included PinnacleOne in the United States and a number of smaller acquisitions in the Netherlands, Belgium and Germany. The currency effect was 1% positive. Organic growth of 9% mainly came from expansion in project management and consultancy services in the Netherlands, Germany and the United Kingdom, partly as a result of  the favorable real estate investment climate.

Outlook

The favorable economy, the increase of PPP initiatives, the growing attention for integrated planning and the need to tackle traffic congestion drives increased investment in infrastructure. As a result of the increased attention for environment and climate change, the environmental market is growing. The growing backlog as a result of our focus on key clients and the ensuing expansion of environmental services for (international) companies offer an excellent basis for growth. In the facilities market, we see a strong internationalization of real estate investment, offering excellent opportunities for project management and other high level services.

CEO Noy concludes: “The outlook for full year 2007 remains positive. Market conditions are favorable and offer ample opportunity for growth, among other things through synergy. In addition, expansion through acquisitions is high on our agenda. The priority lies with the United States and the United Kingdom and with activities higher in the value chain. Barring unforeseen circumstances, we expect continued growth in revenues and income for 2007.”

ARCADIS is an international company providing consultancy, engineering and management services in infrastructure, environment and facilities, to enhance mobility, sustainability and quality of life. ARCADIS develops, designs, implements, maintains and operates projects for companies and governments. With more than 11,000 employees and over €1.2 billion in gross revenue, the company has an extensive international network that is supported by strong local market positions.

Except for historical information contained herein, the statements in this release are forward-looking statements that are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties that may cause the company’s actual results in future periods to differ materially from forecasted results. Those risks include, among others, risks associated with possible changes in environmental legislation and risks with regard to the Company’s ability to acquire and execute projects. These and other risks are described in ARCADIS’ filings with the Securities and Exchange Commission over the last 12 months, copies of which will be available from the SEC or may be obtained upon request from the Company.

For more information contact: Joost Slooten of ARCADIS at *31-26-3778604 or e-mail at jslooten@arcadis.nl. Visit us on the internet: www.arcadis-global.com

ARCADIS NV

CONSOLIDATED STATEMENT OF INCOME

Amounts in € millions, except per share amounts

	First quarter	First quarter
	2007	2006
Gross revenue	332.1	287.3
Materials, services of third parties	95.1	81.8
Net revenue	237.0	205.5
Operational cost	210.2	185.2
Depreciation	4.2	4.2
EBITA	22.6	16.1
Amortization identifiable intangible assets	1.8	1.6
Operating income	20.8	14.5
Financial items	(0.8)	(0.1)
Associates	(0.5)	0.1
Income before taxes	19.5	14.5
Taxes	(6.6)	(5.1)
Income after taxes	12.9	9.4

Attributable to:
Net income (Equity holders of the parent)	11.6	9.0
Minority interest	1.3	0.4

Net income	11.6	9.0
Amortization identifiable intangible assets	1.2	1.0
Effects of financial instruments	(0.0)	(0.6)
Net income from operations	12.8	9.4

Net income per share	0.57	0.45
Net income from operations per share	0.63	0.47
Shares outstanding (in thousands)	20,399	20,246

Net income per share is based on the weighted average number of outstanding shares.

ARCADIS NV

CONDENSED CONSOLIDATED BALANCE SHEET

Amounts in € millions

	March 31, 2007	December 31, 2006
ASSETS
Non-current assets	229.7	234.7
Current assets	514.2	501.8
TOTAL	743.9	736.5
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities	360.8	370.3
Non-current liabilities	170.3	165.5
Minority interest	12.3	11.8
Shareholders’ equity	200.5	188.9
TOTAL	743.9	736.5

CHANGES IN SHAREHOLDERS’ EQUITY

Amounts in € millions

	Share capital	Additional paid-in capital	Reserve exchange rate differences	Retained earnings	Shareholders’ equity
Shareholders’ equity at January 1, 2006	1.0	44.2	6.4	124.6	176.2
Changes:
Net income current period				9.0	9.0
Expenses granted options net of taxes				0.3	0.3
Options exercized				0.5	0.5
Own shares purchased for granted options				(2.0)	(2.0)
Exchange rate differences			(3.1)		(3.1)
Shareholders’ equity at March 31, 2006	1.0	44.2	3.3	132.4	180.9
Shareholders’ equity at January 1, 2007	1.0	44.2	(7.6)	151.3	188.9
Changes:
Net income current period				11.6	11.6
Expenses granted options net of taxes				0.8	0.8
Options exercized				1.2	1.2
Exchange rate differences			(2.0)		(2.0)
Shareholders’ equity at March 31, 2007	1.0	44.2	(9.6)	164.9	200.5

ARCADIS NV

CONDENSED CONSOLIDATED CASH FLOW STATEMENT

Amounts in € millions

	First quarter	First quarter
	2007	2006
Net income	11.6	9.0
Depreciation and amortization	6.0	5.7
Gross cash flow	17.6	14.7
Net working capital	(65.5)	(26.4)
Other changes	6.0	1.9
Total operational cash flow	(41.9)	(9.8)

Investments/divestments (net) in:
(In)tangible fixed assets	5.9	(4.0)
Acquisitions/divestments	(7.6)	(4.0)
Financial assets	(2.2)	(2.1)
Total investing activities	(3.9)	(10.1)

Total financing activities	24.4	3.6
Change in cash and equivalents	(21.4)	(16.2)
Cash at January 1	101.5	73.9
Cash at balance sheet date	80.1	57.7

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARCADIS N.V.

Date: May 10, 2007	By:	/s/ C.M. Jaski
C.M. Jaski
Member Executive Board